                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                NOTIFICATION OF LATE FILING                     SEC FILE NUMBER
                                                                   00-22690


                        (Check One):                            CUSIP NUMBER
                                                                   45841908

[X] Form 10-K and Form 10KSB  [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q and
                                                                    Form 10-QSB
         [  ] Form N-SAR

         For Period Ended: December 31, 1996

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         [ ] Money Market Fund Rule 30b3-1 Filing


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

 ...............................................................................

PART I - REGISTRANT INFORMATION

         Full Name of Registrant:   INTERAMERICAS COMMUNICATIONS CORPORATION

         Former Name if Applicable:

         1221 Brickell Avenue
         ---------------------------------------------------------
         Address of Principal Executive Office (Street and Number)

         Miami, Florida  33131
         ---------------------------------------------------------
         City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12B-25(b), the following should be completed. (Check box if appropriate)

[X]    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b) The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or filing made by a money market fund pursuant to Rule 30b3-1, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date, and

[ ]    (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11K, 10-Q, or filing made by a money market fund pursuant to Rule 30b3-1 and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The report of InterAmericas Communications Corporation (the "Company") on Form 10-KSB could not be filed within the prescribed period because (i) the auditors have not been able to prepare the auditor's report as of the prescribed filing date, and (ii) difficulties in coordinating and obtaining required information from the Company's foreign subsidiaries.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Patricio E. Northland                 305                    377-6790
         ---------------------------------------------------------------------
                 (Name)                    (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                  [X] Yes          [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [ ] Yes          [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result cannot be made.

                    InterAmericas Communications Corporation
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  March 31, 1997              By  /s/  Patricio E. Northland
      ---------------------           --------------------------
                                  Name:    Patricio E. Northland
                                  Title:   President and Chief Executive Officer







                                       3